Mail Stop 3720

October 27, 2006

<u>Via U.S. Mail and Fax (615-890-0123)</u>

Mr. Donald K. Daniel
Vice President and Controller
National Healthcare Corporation
100 Vine Street
Murfreesboro, TN 37130

       RE: National Healthcare Corporation
                   Form 10-K for the fiscal year ended December 31, 2005
                   Filed March 16, 2006
                   File No. 001-13489

Dear Mr. Daniel:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings, as applicable. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Financial Statements and Notes

Note 4 – Relationship with National Health Corporation, page 59

1.   We note your footnote and MD&A disclosures concerning your accounting for the sale of
        the long-term health care centers to National and your response to our previous comment
        #3 in your letter dated April 18, 2005. However, we continue to remain unclear as to
        your basis in GAAP for your accounting for this transaction. With a view towards
        providing clarifying disclosure, please explain to us in detail your specific basis in the
        GAAP literature for your accounting. Please also specifically address the following
        questions in your response to this comment.

    a. We note in your letter that at the time of sale your timely collection of the required
        interest only payments on the $10 million note was not assured. Tell us if your original
        accounting for this note was based on the guidance in paragraph 35 of SFAS No. 66.
        Also, tell us if the transaction has since met the requirements for the full accrual method.
        If not, please explain why in detail.

    b. We note on page 30 that $10 million of the previously deferred income will be
        recognized upon the collection of the associated note. We also note National made a $10
        million loan to you, under very similar terms, in 1991.

            •   Tell us the terms of the 1991 note and identify any differences in the terms of the
                two notes.
            •   Tell us why you borrowed $10 million from National when they owe you $10
                million. Explain to us the business purpose of this arrangement and why you
                believe it has substance.
            •   If profit recognition is appropriate upon collection of the $10 million note, explain
                to us why you did not recognize the $10 million in profit in 1991 upon receiving
                the proceeds from the loan. We note on page 30 your ability to offset the note
                receivable against certain payables to National.

    c. We note in your letter that the management contract was at market rates. In light of this
        representation, it is unclear why you would impute $3,745,000 of compensation and
        recognize it over the management contract period. Tell us if you did this, and if so,
        explain to us your basis for doing so under paragraph 31 of SFAS No. 66.

    d. We note on page 30 it is your intention to recognize the deferred income of $2 million
        when the company no longer has an obligation to advance the $2 million working capital
        loan. Explain to us your basis under GAAP for your conclusion that this should trigger
        gain recognition.

    e. Regarding your policy with respect to $2 million of deferred gain, tell us if this is an indication that you believe National does not have the ability to repay a $2 million working capital loan. If so, explain your factually supportable basis for this belief. Also, tell us why it is not appropriate for management to wait until such loan is made before making such a determination. Cite the GAAP literature that supports your policy.

Note 5 – Other Revenues and Income, page 61

Management Fees from National

2.   We note that unrecognized and unpaid management fees from National, totaling $9.4 million as of December 31, 2005, were subject to collectibility issues and negotiation. Clearly explain to readers the reason(s) why you are unable to recognize these fees and advise us in detail. Describe why there are collectibility issues and the nature and reasons for the fees being subject to negotiation. Please also fully address the following issues when responding to this comment to us and in your disclosures.

    a. Explain to us the basis in GAAP for your policy of only recognizing unpaid management fees from National when cash is collected.

    b. Explain to us your accounting policy for recognizing the related expenses.

    c. Explain if any circumstance is present that would impact National's ability to pay its obligations to you (i.e. bankruptcy, cash flow issues, legal or contractual restrictions on making payments to you).

    d. Explain to us why you apparently continue to provide services despite the uncertainty of collecting fees.

    e. Clarify if you recognize all management fee revenue earned from National on a cash basis. If not, explain why not.

    f. Tell us how you determined the amount owed to you.

    g. If the services were performed in accordance with the terms of a legally enforceable contract, explain to us why you do not enforce your rights for payment.

Management Fees from NHI

3.   We note your disclosure indicating that unrecognized and unpaid management fees from NHI totaled $4.2 million and $12.3 million as of December 31, 2005 and 2004, respectively. Clearly explain to readers the reason(s) why you are unable to recognize these fees and advise us in detail. Describe why there are collectibility issues and the nature and reasons for the fees being subject to negotiation. Please also fully address the following issues when responding to this comment to us and in your disclosures.

   a.   Explain to us the basis in GAAP for your policy of only recognizing unpaid management fees from NHI when cash is collected.

   b.   Explain to us your accounting policy for recognizing the related expenses.

   c.   Explain if any circumstance is present that would impact NHI's ability to pay its obligations to you (i.e. bankruptcy, cash flow issues, legal or contractual restrictions on making payments to you).

   d.   Explain to us why you apparently continue to provide services despite the uncertainty of collecting fees.

   e.   Clarify if you recognize all management fee revenue earned from NHI on a cash basis. If not, explain why not.

   f.   Tell us how you determined the amount owed to you.

   g.   If the services were performed in accordance with the terms of a legally enforceable contract, explain to us why you do not pursue your rights for payment.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director